

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Jane Street Capital, LLC
December 31, 2024
With Report of Independent Registered Public Accounting Firm

Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2024

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Subsidiary Operating Committee of Jane Street Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Jane Street Capital, LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.
February 27, 2025

Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2024

(in thousands)

Assets

Cash	$	37,755
Securities and other financial instruments owned, at fair value		36,804,354
Securities and other financial instruments owned and pledged, at fair value		545,504
Due from brokers, clearing organizations, and other		10,905,470
Securities borrowed		606,063
Due from affiliates		6,669
Fixed assets, net of accumulated depreciation and amortization		8,927
Accounts receivable and other assets		32,786
Total assets	$	48,947,528

Liabilities and member's equity

Securities and other financial instruments sold, not yet purchased, at fair value	$	35,168,802
Due to brokers, clearing organizations, and other		153,564
Securities sold under agreements to repurchase		4,600,000
Securities loaned		541,875
Due to Parent		3,239,654
Due to affiliates		28,474
Accrued expenses and other liabilities		45,421
Total liabilities		43,777,790
Member's equity		5,169,738
Total liabilities and member's equity	$	48,947,528

See accompanying notes.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2024

1. Nature of Operations

Jane Street Capital, LLC ("JSC"), a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934. JSC is a wholly-owned subsidiary of Jane Street Group, LLC (the "Parent"). JSC is a member of various exchanges and the Financial Industry Regulatory Authority, Inc ("FINRA"), who serves as its Designated Examining Authority. JSC trades for its own account and is a market-maker on certain exchanges. Additionally, JSC is a member of the Depository Trust Company ("DTC") and the National Securities Clearing Corporation, and acts as an authorized participant in order to create and/or redeem exchange traded funds. JSCC Limited ("JSCC"), JSC's wholly-owned subsidiary, is an unregulated firm incorporated in the Cayman Islands.

2. Summary of Significant Accounting Policies

Basis of Presentation

This consolidated financial statement includes the accounts of JSC and JSCC (collectively referred to herein as the "Company"). All intercompany transactions and balances have been eliminated in consolidation.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which primarily involves executing principal transactions (see Note 1). The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and determine how to allocate resources. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's information as a whole. The measure of segment assets is equal to the total consolidated assets shown on the Consolidated Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described here within the summary of significant accounting policies.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2024

Use of Estimates

The preparation of this consolidated financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include cash and short-term investments with a maturity of three months or less from the date of purchase.

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Equity securities traded on a national securities exchange, or over the counter ("OTC"), are generally valued at the last reported sales price for the identical instrument at the date of valuation. In certain cases, where the Company believes the last reported sales price is not the best indication of fair value, the Company adjusts its estimate of fair value to an alternate source.

Options are either valued at the mid of the bid and ask prices published by exchanges, or using a third-party pricing source at the date of valuation.

Debt securities are generally valued at the mid price provided by a third-party pricing source that utilizes quoted market prices, recent market transactions, and spread data for similar instruments at the date of valuation.

Futures contracts traded on a national securities exchange, or OTC, are included in Due from brokers, clearing organizations, and other and are generally valued at the last reported sales price at the date of valuation.

Contracts for differences ("CFDs") are included in Due from brokers, clearing organizations, and other and are generally valued based on the last reported sales price of the underlying financial instruments or a third-party pricing source at the date of valuation.

During 2024, the Company elected to change its accounting policy to present options positions net in the Consolidated Statement of Financial Condition. This presentation is in accordance with Accounting Standards Codification ("ASC") 210, *Balance Sheet* ("ASC 210") and ASC 815, *Derivatives and Hedging* ("ASC 815"), which states that payables and receivables associated with a

specific counterparty can be offset against derivative fair values under a master netting arrangement when a legally enforceable right of offset exists. Offsetting these amounts is at the election of the company when the criteria are met. During 2024, the Company elected to net the assets and liabilities of options held with the same counterparty that meet the offsetting criteria. This change in presentation reduced Securities and other financial instruments owned, at fair value by 5.33% and reduced Securities and other financial instruments sold, not yet purchased, at fair value by 5.56%, with corresponding reductions in Total assets and Total liabilities. The change had no impact on the Company's equity. The Company believes net presentation is preferable as it more accurately represents the balance sheet exposure associated with these financial instruments.

All other securities included in Securities and other financial instruments owned, at fair value and Securities and other financial instruments sold, not yet purchased, at fair value are net by CUSIP, by each clearing broker.

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the transferor relinquishes control over the transferred assets. Transfers of financial assets are accounted for as collateralized financing transactions when the transferor retains control of the financial assets. In a collateralized financing transaction, financial assets remain on the Consolidated Statement of Financial Condition and are not derecognized. Securities borrowed ("securities borrowing transactions"), Securities sold under agreements to repurchase ("repurchase agreements"), and Securities loaned ("securities lending transactions") are treated as collateralized financing arrangements.

Collateralized financing agreements are recorded at the amount of cash collateral advanced or received.

Interest and financing charges on collateralized financing agreements are accrued over the life of the applicable agreement using the effective interest method and are included in Due to and from brokers, clearing organizations, and other.

Financial assets and liabilities, as well as cash collateral advanced and received, are offset by counterparty when a legally enforceable right to offset the recognized amounts exists (i.e. master netting arrangements) and when certain criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the Consolidated Statement of Financial Condition, where applicable.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2024

Revenue Recognition

The Company records transactions and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Interest income and interest expense are recorded on an accrual basis. Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Fixed Assets

Furniture, equipment, and software are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets.

Fixed assets consist of the following:

(in thousands)	Depreciable Life in Years	As of December 31, 2024
Furniture	7	$ 41
Equipment	5	14,221
Software	3	40
Total fixed assets		14,302
Less accumulated depreciation and amortization		(5,375)
Fixed assets, net		$ 8,927

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are remeasured into U.S. dollar amounts at the prevailing exchange rates on the reporting date. Both purchases and sales of securities and financial instruments, and revenue and expense items denominated in foreign currencies are recorded in U.S. dollar amounts using the exchange rate on the respective date of such transactions.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying consolidated financial statement for U.S. federal, state, or city income taxes. Income taxes imposed by foreign jurisdictions are included in Member's equity.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

The Company is subject to the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes* ("ASC 740"). This standard establishes consistent thresholds as it relates to accounting for income taxes and defines the threshold for recognizing the benefits of tax-return positions in the financial statement as "more-likely-than-not" to be sustained by the taxing authority. ASC 740 requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years and has concluded that no reserve for uncertain tax positions is required as of December 31, 2024.

Tax laws are complex, and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity.

Accounting Pronouncements

In March 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-01, *Leases—Common Control Arrangements (Topic 842)*. This ASU provides updated guidance for accounting for common control leases and leasehold improvements, and is effective for periods beginning after December 15, 2023. The Company evaluated the effect of this pronouncement on its consolidated financial statement and determined that there is no impact.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*. This ASU expands the disclosures for reportable segments, requiring public business entities to disclose significant expenses for reportable segments. Public business entities with a single reportable segment are required to provide the new disclosures and all segment disclosures required under ASC 280. This pronouncement is effective for periods beginning after December 15, 2023. The Company's expanded disclosures related to its single reportable segment included within Note 2 did not have a material impact on its consolidated financial statement.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. This ASU provides updated guidance to enhance the transparency and decision usefulness of income tax disclosures. This pronouncement is effective for periods beginning after December 15, 2024. The Company is evaluating the effect of this pronouncement on its consolidated financial statement.

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718)*. This ASU provides clarification and illustrative examples on how an entity determines whether a profits interest or similar award should be accounted for as a share-based payment arrangement. This

pronouncement is effective for periods beginning after December 15, 2024. The Company is evaluating the effect of this pronouncement on its consolidated financial statement.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)*. This ASU clarifies the requirements related to accounting for the settlement of a convertible debt instrument as an induced conversion by providing specific criteria which must be met. This pronouncement is effective for periods beginning after December 15, 2025. The Company is evaluating the effect of this pronouncement on its consolidated financial statement.

3. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

The Company continually refines its process for estimating and measuring the fair value of securities and other financial instruments in order to achieve the most accurate estimate of fair value. Refinements are focused on enhancing the use of observable market information.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2024

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2024:

(in thousands)	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments owned:			
Equities[1]	$ 27,507,415	$ 27,826	$ 27,535,241
Options	866,250	1,720,066	2,586,316
Corporate bonds	—	6,033,441	6,033,441
Municipal bonds	—	126,939	126,939
U.S. government bonds	2,383,328	—	2,383,328
Foreign sovereign bonds	148,967	60,381	209,348
Mortgage backed securities	—	242	242
Counterparty netting in levels	(651,620)	(175,483)	(827,103)
Cross level counterparty netting	—	—	(1,243,398)
Total Securities and other financial instruments owned	$ 30,254,340	$ 7,793,412	$ 36,804,354
Securities and other financial instruments owned and pledged[2]:			
Equities	$ 545,504	$ —	$ 545,504
Total Securities and other financial instruments owned and pledged	$ 545,504	$ —	$ 545,504
Derivative assets[3]:			
Futures contracts	$ 41,808	$ —	$ 41,808
CFDs	—	1,750	1,750
Netting[4]	(7,673)	(2)	(7,675)
Total derivative assets	$ 34,135	$ 1,748	$ 35,883

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2024

	Fair Value Hierarchy		
(in thousands)	Level 1	Level 2	Total
Securities and other financial instruments sold, not yet purchased:			
Equities[1]	$ 23,446,810	$ 2,875	$ 23,449,685
Options	2,249,243	175,483	2,424,726
Corporate bonds	—	6,297,182	6,297,182
Municipal bonds	—	379	379
U.S. government bonds	4,291,574	—	4,291,574
Foreign sovereign bonds	414,725	361,032	775,757
Counterparty netting in levels	(651,620)	(175,483)	(827,103)
Cross level counterparty netting	—	—	(1,243,398)
Total Securities and other financial instruments sold, not yet purchased	$ 29,750,732	$ 6,661,468	$ 35,168,802
Derivative liabilities[3]:			
Futures contracts	$ 29,700	$ —	$ 29,700
CFDs	—	824	824
Netting[4]	(7,673)	(2)	(7,675)
Total derivative liabilities	$ 22,027	$ 822	$ 22,849

[1]Includes rights & warrants assets and liabilities with market values of $8.20 million and $0.16 million, respectively.
[2]See Note 6.
[3]See Note 4.
[4]Derivative assets and liabilities are presented net by symbol by each clearing broker.

As of December 31, 2024, there were no securities or other financial instruments classified as Level 3.

4. Derivative Financial Instruments

The Company's activities may include the purchase and sale of options, futures, CFDs, and other derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may also create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on national and international exchanges. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

Additionally, the Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

A CFD is a derivative contract that bases its value on the price of an underlying instrument, without investing in the underlying physical instrument. As such, the Company has no rights or obligations relating to the underlying instrument. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract. CFD agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for a CFD obligation, a counterparty may default on its obligation or unfavorable price changes may occur in the underlying instrument.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2024

The following table presents the fair value and outstanding notional value of derivative financial instruments, which are included in Due from brokers, clearing organizations, and other (see Note 5), Securities and other financial instruments owned, at fair value and Securities and other financial instruments sold, not yet purchased, at fair value:

(in thousands)		Derivative Fair Value			Notional Value	
Derivative Category[1]		**Assets**	**Liabilities**		**Assets**	**Liabilities**
Indices	$	218,136 $	1,696,969	$	33,344,875 $	12,003,073
Equities		2,412,060	755,563		11,485,734	10,922,623
Commodities		4,025	2,711		—	958,525
Interest rates		1,113	147		1,519,190	823,790
Currencies		2,807	77		30,553	246,642
Gross amount of recognized assets/ liabilities		2,638,141	2,455,467	$	46,380,352 $	24,954,653
Gross amount offset[2]		(2,078,176)	(2,078,176)			
Net amount of recognized assets/ liabilities	$	559,965 $	377,291			

[1]Includes options, futures contracts, rights and warrants, and CFDs.

[2]Derivative assets and liabilities are presented net by symbol by each clearing broker. Options are presented net by clearing broker where the legal right of offset exists.

The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Consolidated Statement of Financial Condition, as required by ASC 210, are as follows:

(in thousands)		Assets		Liabilities
Securities and other financial instruments owned, at fair value / Securities and other financial instruments sold, not yet purchased, at fair value:				
Options				
Indices	$	184,259	$	1,669,841
Equities		2,402,043		754,522
Commodities		—		310
Interest rates		14		53
Gross amount of recognized assets/liabilities		2,586,316		2,424,726
Gross amount offset		(2,070,501)		(2,070,501)
Net amount of recognized assets/liabilities	$	515,815	$	354,225
Due from brokers, clearing organizations, and other / Due to brokers, clearing organizations, and other[1]:				
Indices	$	33,877	$	27,128
Equities		1,750		824
Commodities		4,025		2,401
Interest rates		1,099		94
Currencies		2,807		77
Gross amount of recognized assets/liabilities		43,558		30,524
Counterparty netting		(30,524)		(30,524)
Other non-derivatives and cash collateral		10,892,436		153,564
Total Due from brokers, clearing organizations, and other and Due to brokers, clearing organizations, and other	$	10,905,470	$	153,564

[1]See Note 5.

5. Due To and From Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by several brokers. The amounts presented in Due to and from brokers, clearing organizations, and other are primarily composed of amounts owed to or from these brokers.

Amounts owed to and from brokers include cash, net amounts payable and receivable for securities transactions that have not yet settled, unrealized appreciation or depreciation from certain derivative financial instruments, and foreign currency translation. Amounts owed to and from the same broker

have been offset where the right of offset exists. As of December 31, 2024, the net amounts owed to or from brokers primarily relate to five brokers.

Substantially all securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

The Company also maintains cash deposit and investment accounts with financial institutions which, at times, may exceed U.S. federal insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market and other risks in excess of that presented in the Consolidated Statement of Financial Condition (see Note 4).

6. Collateralized Financing Arrangements

The Company may enter into collateralized financing transactions to, among other things, finance its inventory positions and acquire securities to cover short positions and settle other securities obligations.

Repurchase agreements involve the sale of securities in exchange for cash under agreements to repurchase the same or substantially the same securities at a future date. The Company pledges its securities owned to a third-party custodian to collateralize tri-party repurchase agreements.

The Company's securities borrowing and lending transactions are collateralized by pledging or receiving cash or securities as a percentage of the fair value of the securities borrowed or loaned, respectively.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and, as necessary, delivers or obtains additional collateral. Typically, the Company and its counterparties have rehypothecation rights with respect to the underlying securities received under collateralized financing transactions. Repurchase agreements and securities borrowing and lending transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value, with a categorization of Level 2 within the fair value hierarchy.

The table below presents the gross carrying value of equity securities sold under repurchase agreements and equity securities loaned by remaining contractual maturity:

(in thousands)	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities sold under agreements to repurchase	$ 2,700,000	$ 1,150,000	$ 400,000	$ 350,000	$ 4,600,000
Securities loaned	541,875	—	—	—	541,875
Total gross recognized liabilities	$ 3,241,875	$ 1,150,000	$ 400,000	$ 350,000	$ 5,141,875

Offsetting of Collateralized Financing Agreements

Collateralized financing transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company manages credit risk by entering into master netting agreements with counterparties. These netting agreements generally enable the Company to offset liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation.

The offsetting criteria under ASC 210 are not met for securities borrowing and lending transactions; as such, these transactions are presented on a gross basis in the Consolidated Statement of Financial Condition.

The following table presents information regarding the assets and liabilities subject to netting and the gross offset amounts in the Consolidated Statement of Financial Condition, as required by ASC 210. The table also includes amounts related to financial instruments that are not permitted to be offset under ASC 210, but could be offset in an event of default.

(in thousands)	Gross amount of recognized assets/liabilities	Gross amount offset	Net amount of recognized assets/ liabilities	Gross amount not offset	Net amount
Assets					
Securities borrowed	$ 606,063	$ —	$ 606,063	$ (577,903)	$ 28,160
Liabilities					
Securities sold under agreements to repurchase	$ 4,600,000	$ —	$ 4,600,000	$ (4,600,000)	$ —
Securities loaned	541,875	—	541,875	(537,784)	4,091

7. Intercompany and Related Party Transactions

Expense Allocation and Other Payments

The Parent pays for and allocates payroll and certain operating expenses on behalf of the Company. The Company may also pay for various expenses on behalf of the Parent. Any unsettled amounts between the Company and the Parent are included within Due to Parent.

Additionally, certain affiliates may pay for various operating expenses on behalf of the Company, and the Company may pay for various expenses on behalf of certain affiliates. The amounts reflected as Due to affiliates and Due from affiliates include the unpaid portion of these expenses.

Trading Activity

The Company is charged commissions by an affiliate for that affiliate's role as executing broker. Additionally, this affiliate may make an incentive payment to the Company for acting as counterparty to such trades. The amount reflected as Due to affiliates includes any unsettled amounts related to this activity.

Separate from above, certain affiliates may enter back to back trades with the Company. These affiliates seek reimbursement from the Company for certain trading related fees associated with such back to back trades. Additionally, these affiliates may make an incentive payment to the Company for acting as counterparty to such trades. The amount reflected as Due to affiliates includes any unsettled amounts related to this activity.

The Company also earns revenue from an affiliate for the Company's role in the execution of certain transactions. The amount reflected as Due from affiliates includes any unsettled amounts related to this activity.

In addition to the foregoing, the Company may execute intercompany securities transactions with affiliates, at fair value. The Company may also trade on behalf of affiliates, or affiliates may trade on behalf of the Company, both in the capacity of agent.

Guarantees

The Company guarantees the obligations of an affiliate entity to certain trading counterparties. Payments that the Company could be required to make under the guarantees are difficult to estimate; however, significant payments under these arrangements are not considered probable. There are no payments required at this time; accordingly, there are no contingent liabilities recorded in the

Consolidated Statement of Financial Condition related to these arrangements as of December 31, 2024.

Other

A Revolving Note and Cash Subordination Agreement (the "Revolving Note") between the Parent and the Company defines specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. The Revolving Note has a scheduled maturity date of December 31, 2027. As of December 31, 2024, the outstanding balance on the Revolving Note is $66.18 million, and this amount is included within Due to Parent.

A Convertible Loan Agreement (the "Former Convertible Loan") between the Parent and the Company defined specific terms and conditions under which the Parent may have lent the Company various dollar amounts on a revolving basis. Effective January 10, 2024, the Company satisfied all obligations under its Former Convertible Loan with the Parent, including repayment of the total amount borrowed. The Convertible Loan was terminated on February 8, 2024.

During the December 31, 2024, the Company and the Parent entered into convertible loan agreements (the "Convertible Loans") with substantially similar terms, including a scheduled maturity date of December 31, 2027. The Convertible Loans define specific terms and conditions under which the Parent may lend the Company various dollar amounts on a revolving basis. The Parent charges interest on the outstanding balance of each loan at a commercial rate determined quarterly. Each of the Convertible Loans, including the aggregate principal balance and any accrued and unpaid interest, shall automatically convert to member's equity upon certain triggering events. As of December 31, 2024, the total outstanding balance on the Convertible Loans is $2.45 billion. As the Company has not met the conversion criteria, this amount is included within Due to Parent in accordance with ASC 470, *Debt with Conversion and Other Options*. Based on the recent transaction dates, the Company determined that the carrying value of the Convertible Loans approximates fair value as of December 31, 2024 with a categorization of Level 2 within the fair value hierarchy.

Upon direction from its Operating Committee, units of the Parent are issued to certain members, including those that provide services to the Company. These units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The Parent has made a policy election to account for equity units and IP units awarded to certain members who provide services to the Company as distributions from equity.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("net capital rule") of the Securities and Exchange Commission ("SEC"). The Company has elected to be subject to the alternative standard permitted by the rule, which, as a market maker, requires that its net capital be at minimum the greater of $1 million or 2% of aggregate debit items. As of December 31, 2024, the Company had net capital of $1.22 billion, which exceeded the requirement of $1 million.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations, which are reviewed periodically by FINRA and the SEC, can have a significant impact on computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

9. Other Risks Related to Trading Activities

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions in the Company's consolidated financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In order to hedge foreign currency exchange rate risks, which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may also trade foreign currencies and foreign currency-related products. These types of products may be subject to a greater degree of risk due to their exposure to foreign exchange rates. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

Additionally, non-U.S. securities may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. Hedging foreign currency exchange rate risk also entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency-related products purchased by the Company to hedge exchange rate risk.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform payment obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value. Certain of the Company's master agreements governing OTC derivatives (the "ISDA Agreement") contain provisions that specify minimum levels for the Company's equity, capital or net assets, among other covenants. Depending on the ISDA Agreement, the failure of the Company to maintain these levels may give the counterparties a right to either terminate and demand payment of the net amount owing on, or increase the collateral requirements of, the derivative contracts with respect to the net liability position, if any.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings from securities brokers and dealers are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the

collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage, which may include margin borrowing, reverse repurchase agreements, structured products or derivative instruments, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to changes in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades exchange traded products ("ETPs"). ETPs may have underlying investment strategy risks similar to investing in commodities, bonds, real estate, international markets, currencies or cryptocurrencies, emerging growth companies, or specific sectors.

The Company may effect transactions in the OTC or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. It is the Company's policy to review, as necessary, the credit standing of counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

10. Guarantees and Commitments

The Company provides guarantees to clearing organizations. Under the standard clearing organization agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet the resulting shortfalls. The maximum potential amount of future payments that the Company could be required to make under its guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Consolidated Statement of Financial Condition.

The Company may enter into forward starting repurchase agreements that settle at a future date. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. As of December 31, 2024, the Company has outstanding commitments related to existing open repurchase agreements of $750 million, with maturity dates through May 6, 2025.

11. Subsequent Events

During 2025, the Revolving Note increased to an outstanding balance of $100.69 million, and the Convertible Loans decreased to a total outstanding balance of $1.01 billion.

Additionally, the Company was subject to a capital contribution and capital withdrawals of $150 million and $650 million, respectively.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

The Company has evaluated all events through the date this consolidated financial statement was issued and determined no additional events or transactions required recognition or disclosure.